EXHIBIT 12

ConAgra Foods, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

($ in millions)

Twenty-six weeks ended November 25, 2007
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$604.2
Add/(deduct):
Fixed charges	163.8
Distributed income of equity method investees	9.8
Capitalized interest	(5.8)

Earnings available for fixed charges (a)	$772.0

Fixed charges:
Interest expense	$134.0
Capitalized interest	5.8
One third of rental expense (1)	24.0

Total fixed charges (b)	$163.8

Ratio of earnings to fixed charges (a/b)	4.7

(1)	Considered to be representative of interest factor in rental expense.

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